EXHIBIT 12.1

AMERICAN STATES WATER COMPANY
RATIOS OF EARNINGS TO FIXED CHARGES

(In Thousands)

						(Unaudited)
						For The Six Months
	For The Year Ended December 31,					Ended June 30,
	1999	2000	2001	2002	2003	2003	2004
Earnings:
Pre-tax income from continuing operations	$29,824	$33,130	$35,511	$33,561	$18,644	$9,580	$13,670
Add: fixed charges	13,540	14,720	16,366	18,363	18,799	9,451	9,126

Earnings available for fixed charges	$43,364	$47,850	$51,877	$51,924	$37,443	$19,031	$22,796

Fixed charges:
Interest expense (1)	$12,945	$14,122	$15,735	$17,699	$18,070	$9,104	$8,748
Interest component of rentals (2)	595	598	631	664	729	347	378

Total fixed charges	$13,540	$14,720	$16,366	$18,363	$18,799	$9,451	$9,126

Ratio of earnings to fixed charges	3.20	3.25	3.17	2.83	1.99	2.01	2.50

Preferred dividend requirements	88	86	84	29	—	—	—
Ratio of pre-tax to net income	1.86	1.65	1.66	1.65	—	—	—

Preferred dividend factor	164	142	139	48	—	—	—

Total fixed charges and preferred dividends	$13,704	$14,862	$16,505	$18,411	$18,799	$9,451	$9,126

Ratio of earnings to total fixed charges	3.16	3.22	3.14	2.82	1.99	2.01	2.50

(1)	Includes amortization of debt issuance costs.

(2)	Reflects one-third of rental expense under operating leases considered to represent an appropriate interest factor.